Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Plymouth Industrial REIT, Inc. on Form S-11, Amendment 7 (File No. 333-196798) of our report dated March 29, 2017, except for Note 2A, as to which the date is May 3, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Plymouth Industrial REIT, Inc. as of December 31, 2016 and 2015 and for the years then ended which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Summary Selected Financial Information, “Selected Financial Information, and “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, Massachusetts

May 25, 2017